RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

25 May 2004

04030572

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Announcement by the Company pertaining to the acquisition of a company.

(ii) Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2004.

dlw 6/10

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

RECEIVED
2004 JUN -3 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encls...
E:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **25/05/2004 10:16:17 AM**
Reference No **RW-040525-C791E**

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **RESORTS WORLD BHD**

* Stock name : **RESORTS**

* Stock code : **4715**

* Contact person : **MR TAN WOOI MENG**

* Designation : **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT ON THE ACQUISITION OF A COMPANY

* **Contents :-**

We wish to announce that Resorts World Bhd has acquired the following company as a wholly-owned subsidiary:

1.	Name of Company	Genting Irama Sdn Bhd (Company No. 645756-U)
2.	Date of acquisition	25 May 2004
3.	Place of incorporation	Malaysia
4.	Purchase consideration Mode of Payment	RM2/- Cash
5.	Percentage interest Number and type of shares	100% 2 ordinary shares of RM1/- each.
6.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the acquisition.

The aforesaid wholly-owned subsidiary is not expected to have any effect on the Group's profit for 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-3229

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **25/05/2004 04:12:10 PM**
Submitted by **RESORTS WORLD** on **25/05/2004 06:01:51 PM**
Reference No **RW-040525-CDA2E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/03/2004**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Financial Year End** : **31/12/2004**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

RWG-ANNOUNCEMENT.

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2004 [dd/mm/yyyy] RM'000	**31/03/2003** [dd/mm/yyyy] RM'000	**31/03/2004** [dd/mm/yyyy] RM'000	**31/03/2003** [dd/mm/yyyy] RM'000
1	Revenue	**725,886**	**690,780**	**725,886**	**690,780**
2	Profit/(loss) before tax	**242,250**	**188,194**	**242,250**	**188,194**

3	Profit/(loss) after tax and minority interest	168,055	122,691	168,055	122,691
4	Net profit/(loss) for the period	168,055	122,691	168,055	122,691
5	Basic earnings/(loss) per share (sen)	15.39	11.24	15.39	11.24
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER *		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.9500		3.8000	
Remarks :					

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/03/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/03/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	264,012	213,731	264,012	213,731
2	Gross interest income	3,212	5,902	3,212	5,902
3	Gross interest expense	15,886	23,062	15,886	23,062

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 31 March 2004. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2004

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	31.3.2004	31.3.2003	31.3.2004	31.3.2003
	RM'000	RM'000	RM'000	RM'000
Revenue	**725,886**	690,780	**725,886**	690,780
Cost of sales	**(426,479)**	(413,069)	**(426,479)**	(413,069)
Gross profit	**299,407**	277,711	**299,407**	277,711
Other income	**6,252**	7,769	**6,252**	7,769
Other expenses	**(41,647)**	(71,749)	**(41,647)**	(71,749)
Profit from operations	**264,012**	213,731	**264,012**	213,731
Finance cost	**(15,981)**	(23,157)	**(15,981)**	(23,157)
Share of results of associated company	**(5,781)**	(2,380)	**(5,781)**	(2,380)
Profit from ordinary activities before taxation	**242,250**	188,194	**242,250**	188,194
Taxation	**(74,290)**	(65,600)	**(74,290)**	(65,600)
Profit from ordinary activities after taxation	**167,960**	122,594	**167,960**	122,594

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2003

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding Period
	31.3.2004	31.3.2003	31.3.2004	31.3.2003
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	**95**	97	**95**	97
Net profit for the period	**168,055**	122,691	**168,055**	122,691
Basic earnings per share (sen)	**15.39**	11.24	**15.39**	11.24
Diluted earnings per share (sen)	**15.38**	11.24	**15.38**	11.24

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

Exemption No. 82-3229

	Unaudited As at end of current period 31.3.2004 RM'000	Audited As at preceding financial year end 31.12.2003 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,255,276**	3,277,533
Land held for development	**201,197**	201,197
Associated company	**2,042,697**	2,048,383
Other long term assets	**19,430**	18,050
CURRENT ASSETS		
Inventories	**42,473**	41,839
Trade and other receivables	**82,385**	79,516
Amount due from other related companies	**2,671**	4,555
Amount due from associated company	**1,202**	711
Short term investments	**402,275**	327,144
Bank balances and deposits	**377,529**	391,734
	908,535	845,499
LESS CURRENT LIABILITIES		
Trade and other payables	**292,861**	437,603
Amount due to holding company	**7,626**	12,121
Amount due to other related companies	**32,518**	32,699
Loan from holding company	**371,870**	371,870
Short term borrowings	**50,350**	50,350
Taxation	**227,758**	209,752
	982,983	1,114,395
NET CURRENT LIABILITIES	**(74,448)**	(268,896)
	5,444,152	5,276,267
SHARE CAPITAL	**545,922**	545,922
RESERVES	**3,767,334**	3,599,443
SHAREHOLDERS' EQUITY	**4,313,256**	4,145,365
MINORITY INTERESTS	**9,197**	9,292
LONG TERM LIABILITIES		
Long term borrowings	**935,180**	935,180
Other long term liabilities	**55,679**	54,719
Deferred taxation	**130,840**	131,711
TOTAL LONG TERM LIABILITIES	**1,121,699**	1,121,610
	5,444,152	5,276,267
NET TANGIBLE ASSETS PER SHARE (RM)	**3.95**	3.80

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD

Exemption No. 82-3229

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2004

	← Non-Distributable →			Distributable	
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2003	545,922	33,333	3,030	3,187,085	3,769,370
Net profit for the financial period	-	-	-	122,691	122,691
Other movement during the period	-	-	138	-	138
Balance at 31 March 2003	**545,922**	**33,333**	**3,168**	**3,309,776**	**3,892,199**
Balance at 1 January 2004	545,922	33,333	6,796	3,559,314	4,145,365
Net profit for the financial period	-	-	-	168,055	168,055
Other movement during the period	-	-	(164)	-	(164)
Balance at 31 March 2004	**545,922**	**33,333**	**6,632**	**3,727,369**	**4,313,256**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2004

	Unaudited Current Year-To-Date 31.03.2004 RM'000	Unaudited Current Year-To-Date 31.03.2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit after minority interests but before taxation	**242,345**	188,291
Adjustments for:		
Depreciation of property, plant and equipment	**48,754**	48,470
Interest expense	**15,886**	23,062
Interest income	**(3,212)**	(5,902)
Share of results of associated company	**5,781**	2,380
Goodwill written off	**-**	2,169
Other non-cash items and adjustments	**423**	2,367
	67,632	72,546
Operating profit before working capital changes	**309,977**	260,837
Net change in current assets	**(4,133)**	1,866
Net change in current liabilities	**(40,464)**	(3,864)
	(44,597)	(1,998)
Cash generated from operations	**265,380**	258,839
Net tax paid	**(57,669)**	(61,331)
Retirement gratuities paid	**(70,049)**	(236)
Other net operating receipts	**1,335**	1,115
	(126,383)	(60,452)
Net Cash From Operating Activities	**138,997**	198,387
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(66,801)**	(78,574)
Investment in associated company	**-**	(37,856)
Other investments	**(17,526)**	3,849
Net Cash Used In Investing Activities	**(84,327)**	(112,581)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	**(14,843)**	(23,787)
Net Cash Used In Financing Activities	**(14,843)**	(23,787)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**39,827**	62,019
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	**679,959**	750,900
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**719,786**	812,919
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	**377,529**	367,860
Money market instruments (included in short term investments)	**342,257**	445,059
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**719,786**	812,919

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - FIRST QUARTER ENDED 31 MARCH 2004

Part I : Compliance with Malaysia Accounting Standards Board 26 ("MASB 26") "Interim Financial Reporting"

a) *Accounting Policies and Methods of Computation*

The interim financial report is unaudited and has been prepared in accordance with MASB 26, "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2003. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2003 except for a change in the Group's accounting policy on goodwill. It had been the Group's policy to write-off goodwill arising on consolidation to the income statement when the acquisition occurs.

With effect from 1 January 2004, goodwill will be recognised as an intangible asset and disclosed on the consolidated balance sheet at cost less any impairment losses. The carrying value of goodwill will be subject to review whenever events or changes in circumstances indicate that it may not be recoverable. If such indications exist, the carrying value of the goodwill will be assessed and written down to its recoverable amount.

It is management's view that the change in accounting policy will result in a more appropriate presentation of goodwill in the Group's financial statements and that this is in line with international best practice.

The change in accounting policy will be applied prospectively with effect from the current financial year as the resulting adjustment that relates to prior periods is not reasonably determinable. The comparative figures are therefore not restated.

In addition, the Group has complied with new approved accounting standards that are effective and applicable in the current financial year.

MASB 32, "Property Development Activities" became operative for financial periods commencing 1 January 2004. Consequently, in compliance with the Standard, "Real property assets" has been renamed as "Land held for development".

b) *Disclosure of Audit Report Qualification and Status of Matters Raised*

The audit report of the Group's annual financial statements for the year ended 31 December 2003 was not qualified.

c) *Seasonal or Cyclical Factors*

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) *Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow*

There has not arisen in the current financial period ended 31 March 2004 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

e) *Material Changes in Estimates*

There were no major changes in estimates of amounts reported in prior interim periods of the current

f) Changes in Debt and Equity Securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial period ended 31 March 2004.

g) Dividends Paid

No dividend has been paid for the current financial period ended 31 March 2004.

h) Segment Information

Segment analysis for the financial period ended 31 March 2004 is set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	714,911	1,638	9,337	-	725,886
Inter segment	264	1,739	9,994	(11,997)	-
	715,175	3,377	19,331	(11,997)	725,886
Results					
Segment profit	259,281	832	687		260,800
Interest income					3,212
Finance cost					(15,981)
Share of results of associated company	(5,781)				(5,781)
Profit from ordinary activities before taxation					242,250
Taxation					(74,290)
Profit from ordinary activities after taxation					167,960
Minority shareholders' interest					95
Net profit for the period					168,055

i) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2003.

j) Material Events Subsequent to the end of Financial Period

There were no material events subsequent to the end of the current financial period that have not been reflected in the financial statements for the financial period ended 31 March 2004.

k) Changes in the Composition of the Group

There have been no material changes in the composition of the Group for the current financial period ended 31 March 2004.

l) *Changes in Contingent Liabilities or Contingent Assets*

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2003.

m) *Capital Commitments*

Capital commitments not provided for in the financial statements as at 31 March 2004 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	204,083
- not contracted	298,599
	502,682

ADDITIONAL INFORMATION REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD – FIRST QUARTER ENDED 31 MARCH 2004

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) Review of Performance

	INDIVIDUAL QUARTER			PRECEDING QUARTER	
	1Q2004 RM'Mil	1Q2003 RM'Mil	% +/-	4Q2003 RM'Mil	% +/-
Revenue					
Leisure & Hospitality	**714.9**	687.1	*+4*	725.1	*-1*
Properties	**1.6**	1.7	*-6*	4.5	*-64*
Others	**9.3**	2.0	*+>100*	2.4	*+>100*
	725.8	690.8	*+5*	732.0	*-1*
Profit Before Tax					
Leisure & Hospitality	**259.3**	209.4	*+24*	266.5	*-3*
Properties	**0.8**	0.8	-	2.0	*-60*
Others	**0.7**	(2.4)	*+>100*	(0.4)	*+>100*
	260.8	207.8	*+26*	268.1	*-3*
Interest income	**3.2**	5.9	*-46*	5.0	*-36*
Finance cost	**(16.0)**	(23.1)	*+31*	(15.2)	*-5*
Share of results of associated company	**(5.8)**	(2.4)	*->100*	(125.4)	*+95*
Profit before tax	**242.2**	188.2	*+29*	132.5	*+83*

The Group registered revenue and profit before tax of RM725.8 million and RM242.2 million respectively for the current quarter. This is an increase of 5% and 29% respectively compared to the previous year's corresponding quarter.

The increase in the current quarter's revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals.

The higher profit before taxation is mainly due to the higher revenue in the current quarter and higher donations amounted to RM22.5 million which were made in the corresponding quarter in 2003.

2) Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter

The Group registered a profit before tax of RM242.2 million in the current quarter as compared to RM132.5 million in the preceding quarter.

The higher profit is mainly due to lower share of losses from Star Cruises Limited ("SCL"), an associated company of RM5.8 million in the current quarter as compared to share of losses of RM125.4 million in the preceding quarter. Excluding the results of SCL, the underlying performance of the leisure and hospitality segment was marginally weaker in the current quarter compared to the preceding quarter mainly due to lower visitor arrivals.

3) ***Prospects*** .

In line with the government's continual policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial period ended 31 March 2004 are as follows:

	Current quarter RM'000	Current financial period ended 31 March 2004 RM'000
Current Taxation		
Malaysian taxation	75,419	75,419
Deferred Taxation	(862)	(862)
	74,557	74,557
Share of tax in associated company	(259)	(259)
	74,298	74,298
Over provision in respect of prior years		
Deferred taxation	(8)	(8)
	74,290	74,290

The effective tax rate of the Group for the current quarter and current financial period ended 31 March 2004 is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purpose.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial period ended 31 March 2004 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiary and Associated Companies***

(a) The dealings in quoted securities for the current quarter and financial period ended 31 March 2004 are as follows:

	Current quarter RM'000	Current financial period ended 31 March 2004 RM'000
Total purchases at cost	21,455	21,455
Total disposal proceeds	915	915
Total gain on disposals	557	557

(b) The details of the investments in quoted shares excluding associated company, as at 31 March 2004 are as set out below:

	RM'000
Total investments at cost	60,018
Total investments at book value	60,018

8) ***Status of Corporate Proposals Announced***

On 20 April 2004, the Company announced its Proposed Renewal of the Authority for the Purchase of Own Shares ("Proposed Renewal"). The present mandate granted by the shareholders of the Company on 26 June 2003 for the Company to buy back its own shares will expire at the conclusion of the forthcoming Twenty-Fourth Annual General Meeting ("AGM") of the Company on 23 June 2004. In this regard, the Company proposes to seek from its shareholders at the aforesaid AGM to be convened, a renewal of the authority to purchase up to ten percent (10%) of the issued and paid-up share capital of the Company comprising 1,091,843,334 ordinary shares of RM0.50 each.

9) ***Group Borrowings and Debt Securities***

The details of the Group's borrowings are as set out below:

	As at 31 March 2004		
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD 13,250	50,350
Short term borrowing denominated in Ringgit Malaysia	Unsecured	-	371,870
Long term borrowings	Unsecured	USD 246,100	935,180
			1,357,400

The borrowing denominated in Ringgit Malaysia represents loan from holding company, Genting Berhad.

10) ***Off Balance Sheet Financial Instruments***

As at 18 May 2004, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Date
US Dollars	4,663	24/02/2004 to 07/04/2004	24/05/04 to 25/10/2004

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. On 25 April 2003, USD40 million was repaid. The balance outstanding on this loan amounts to USD160 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
08 May 2002	25 July 2002	25/04/2005	10,000
08 May 2002	25 July 2002	25/04/2006	10,000
24 July 2003	25 October 2003	25/04/2005	30,000
24 July 2003	25 October 2003	25/04/2006	30,000
Total			160,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	29/11/2004 to 27/11/2007	25,468
16 January 2004	28 May 2004	29/11/2004 to 27/11/2007	27,532
Total			53,000

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
12 April 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
13 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
07 May 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
Total			46,350

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) *Changes in Material Litigation*

There are no pending material litigations as at 18 May 2004.

12) *Dividend Proposed or Declared*

No dividend has been proposed or declared for the current quarter ended 31 March 2004.

13) *Earnings per share ("EPS")*

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial period ended 31 March 2004 are as follows:

	Current quarter RM'000	Current financial period ended 31 March 2004 RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	168,055	168,055

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial period ended 31 March 2004 are:

	Current quarter	Current financial period ended 31 March 2004
	Number of shares	Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	634,146	634,146
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,092,477,480	1,092,477,480

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

25 May 2004